U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                      20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  December 31, 2003

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:


Read Attached Instruction Sheet Before Preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:   Winmill & Co. Incorporated
Former Name if Applicable:

Address of Principal Executive Office:

11 Hanover Square, 12th Floor, New York, NY  10005

         (City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

     The registrant is unable to file its Report on Form 10-KSB for the fiscal year ended December 31, 2003 (the "Report") by the prescribed date of March 30, 2003 without unreasonable effort or expense because the registrant needs additional time to complete the presentation of its financials in the Report. The registrant intends to file its Report on or prior to the prescribed extended date.

Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification:

                  William G. Vohrer         1-212-785-0900, extension 279
----------------------------------------------------------------------------
                  (Name) (Area Code) (Telephone Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).

                                                       [X] Yes         [  ] No


3. It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ] Yes          [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Winmill & Co. Incorporated
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:       March 31, 2004           By: /s/ William G. Vohrer
      -------------------------          --------------------------------
                                             William G. Vohrer
                                             Chief Financial Officer, Treasurer,
                                             Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              TAIT, WELLER & BAKER
                          Certified Public Accountants




                                                March 30, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Gentlemen:

       We have been retained by Winmill & Co. Incorporated (the "Company") as independent certified public accountants to report on the financial statements of the Company at December 31, 2003 and for the fiscal year then ended. We have endeavored, with the full cooperation of the Company, to obtain the necessary information to meet the filing requirements for Form 10-KSB, both as to form and timeliness. Due to a delay in developing data for the financial statements, we will not have sufficient time to complete our audit by March 30, 2004 which is the required filing date for the Company's Annual Report on Form 10-KSB, without unreasonable effort and expense.


                                                Very truly yours,

                                                /s/ Tait, Weller & Baker


                                                TAIT, WELLER & BAKER